EXHIBIT 99.1

VOX RELEASES 2024 SHAREHOLDER LETTER

TORONTO, CANADA – April 25, 2024 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to announce the release of its 2024 shareholder letter. The letter can be found on the Vox website at https://voxroyalty.com/investors/shareholder-letters/.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties spanning seven jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 60 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd
Chief Executive Officer
info@voxroyalty.com +1-345-815-3939

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.